                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*

                              Fritz Companies, Inc.
                        --------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of class of securities)

                                   358846-10-3
                                  ------------
                                 (CUSIP Number)

                                JOSEPH R. MODEROW
                              SENIOR VICE PRESIDENT
                           United Parcel Service, Inc.
                             55 Glenlake Parkway, NE
                             Atlanta, Georgia 30328
                                 (404) 828-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 10, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

CUSIP NO. 358846-10-3


1.       NAME OF REPORTING PERSON
         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              United Parcel Service, Inc.
              58-2480149

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware



   NUMBER OF       7.      SOLE VOTING POWER         16,642,779 (1)
    SHARES
 BENEFICIALLY      8.      SHARED VOTING POWER       __________
   OWNED BY
     EACH          9.      SOLE DISPOSITIVE POWER    16,642,779 (1)
  REPORTING
   PERSON
    WITH           10.     SHARED DISPOSITIVE POWER  __________

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                16,642,779 (1)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  41.2% (2)

14.      TYPE OF REPORTING PERSON*
                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         (1) Reflects 3,707,609 shares of common stock of Fritz Companies, Inc. (the "Issuer") purchasable by United Parcel Service, Inc. ("UPS") upon exercise of an option (the "Company Option") granted to UPS pursuant to the Stock Option Agreement dated as of January, 10, 2001 between the Issuer and UPS (the "Company Stock Option Agreement"), which is described in Item 4 of this report. Prior to the exercise of the Company Option, UPS is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the Company Option. The number of shares of common stock of the Issuer purchasable by UPS under the Company Option will be adjusted if necessary so that the number of shares purchasable by UPS upon exercise of the Company Option is equal to 10.1% of the total outstanding shares of common stock of the Issuer immediately prior to exercise. The Company Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such exercise, UPS expressly disclaims beneficial ownership of the shares of common stock of the Issuer which are purchasable by UPS upon the exercise of the Company Option.


                               Page 2 of 11 Pages
                            Exhibit Index on Page 9

         Also reflects an aggregate of 12,935,170 shares of common stock of the Issuer purchasable by UPS upon exercise of four options (the "Stockholder Options") granted to UPS and irrevocable proxies (the "Proxies") granted to UPS with respect to such shares, which entitle UPS to vote on all matters presented for a vote of Issuer stockholders, pursuant to the Stock Option Agreement dated as of January 10, 2001 between UPS and Lynn C. Fritz (the "Lynn Fritz Stock Option Agreement"), the Stock Option Agreement dated as of January 10, 2001 between UPS and the Lynn C. Fritz 1999 Grantor Retained Annuity Trust (the "Lynn Fritz Trust Stock Option Agreement"), the Stock Option Agreement dated as of January 10, 2001 between UPS and Tamara Fritz (the "Tamara Fritz Stock Option Agreement") and the Stock Option Agreement dated as of January 10, 2001 between UPS and the Tamara Fritz 1999 Grantor Retained Annuity Trust (the "Tamara Fritz Trust Stock Option Agreement") (together referred to as the "Stockholder Option Agreements"). The Stockholder Option Agreements are described in Item 4 of this report. The Stockholder Options may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof.

         (2) Based on Issuer's representation that 36,708,991 shares of Issuer common stock are outstanding, as of January 10, 2001, pursuant to the Agreement and Plan of Merger, dated as of January 10, 2001 by and among the Issuer, UPS and VND Merger Sub, Inc. Assumes the issuance by Issuer of the 3,707,609 shares of Issuer common stock as set forth in the Company Option.



                               Page 3 of 11 Pages
                            Exhibit Index on Page 9

ITEM 1.           SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock," an individual share of which is a "Share"), of Fritz Companies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 706 Mission Street, San Francisco, California 94103.

ITEM 2.           IDENTITY AND BACKGROUND

         This Statement is being filed by United Parcel Service, Inc. ("UPS"), a Delaware corporation having its principal executive offices located at 55 Glenlake Parkway, NE, Atlanta, Georgia 30328, (404) 828-6000. UPS, together with its subsidiaries, is the world's largest express carrier and package delivery company, serving more than 200 countries and territories around the globe. Certain information with respect to the directors and executive officers of UPS is set forth in Schedules A and B attached hereto, including, to the best of UPS's knowledge, each director's and executive officer's business address, present principal occupation or employment, citizenship and other information. Neither UPS nor, to the best of its knowledge, any director, executive officer or controlling person of UPS has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of UPS or any director, executive officer or controlling person of UPS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Statement relates to (i) an option granted to UPS by the Issuer to purchase shares of Common Stock from the Issuer (the "Company Option") and (ii) options (the "Stockholder Options") granted to UPS by Lynn C. Fritz, the Lynn C. Fritz 1999 Grantor Retained Annuity Trust, Tamara Fritz and the Tamara Fritz 1999 Grantor Retained Annuity Trust (together the "Stockholders") to purchase shares of Common Stock from the Stockholders and irrevocable proxies (the "Proxies") with respect to the shares subject to the Stockholder Options, which entitle UPS to vote on all matters presented for a vote of stockholders, each as described in item 4 below.

         The Company Option entitles UPS to purchase 3,707,609 Shares (the "Company Option Shares") under the circumstances specified in the Stock Option Agreement dated as of January 10, 2001 between UPS and the Issuer (the "Company Stock Option Agreement") and as described in Item 4 below for a purchase price per share equal to the lower of (1) 0.2 multiplied by the average closing price per share of UPS class B common stock over a ten trading day period and (2) the average closing price per share of the Common Stock over a ten trading day period (the "Company Purchase Price") (as more completely described in the Company Stock Option Agreement). The number of Company Option Shares will be adjusted if necessary so that the number of Shares purchasable by UPS upon exercise of the Company Option is equal to 10.1% of the total outstanding Shares immediately prior to exercise.

         The Stockholder Options entitle UPS to purchase an aggregate of 12,935,170 Shares (the "Stockholder Option Shares") under the circumstances specified in the Stock Option Agreement dated as of January 10, 2001 between Issuer and Lynn C. Fritz (the "Lynn Fritz Stock Option Agreement"), the Stock Option Agreement dated as of January 10, 2001 between Issuer and the Lynn C. Fritz 1999 Grantor Retained Annuity Trust (the "Lynn Fritz Trust Stock Option Agreement"), the Stock Option Agreement dated as of January 10, 2001 between Issuer and Tamara Fritz (the "Tamara Fritz Stock Option Agreement") and the Stock Option Agreement dated as of January 10, 2001 between Issuer and the Tamara Fritz 1999 Grantor Retained Annuity Trust (the "Tamara Fritz Trust


                               Page 4 of 11 Pages
                            Exhibit Index on Page 9

         Stock Option Agreement") (together referred to as the "Stockholder Option Agreements"), each as described in Item 4 below, for a purchase price per share equal to an amount of cash equal to 0.2 multiplied by the average closing price per share of UPS class B common stock over a ten trading day period (the "Stockholder Purchase Price") (as more completely described in the Stockholder Option Agreements). The Stockholders also grant UPS the Proxies pursuant to the Stockholder Option Agreements.

         Each of the Company Option, the Stockholder Options and the Proxies were granted by the Issuer and the Stockholders, as applicable, as an inducement to UPS to enter into the Agreement and Plan of Merger dated as of January 10, 2001 (the "Merger Agreement") by and among the Issuer, UPS and VND Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of UPS ("Sub"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the shareholders of the Issuer and various regulatory agencies), Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation, and each issued and outstanding Share, generally, other than those Shares owned by UPS, Sub or the Issuer, will be converted into the right to receive 0.2 shares of class B common stock, par value $.01 per share, of UPS. If the Merger is consummated in accordance with the terms of the Merger Agreement, UPS does not plan to exercise either the Company Option or the Stockholder Options. UPS also paid the grantors of the Stockholder Options $100 for each Stockholder Option and Proxy. No separate monetary consideration was paid by UPS to the Issuer for the Company Option.

                  If UPS elects to exercise the Company Option and/or the Stockholder Options, it currently anticipates that it will fund the Company Purchase Price and/or the Stockholder Purchase Price with available working capital.


ITEM 4.           PURPOSE OF TRANSACTION.

         As stated above, each of the Company Option, the Stockholder Options and the Proxies were granted to UPS in connection with the execution of the Merger Agreement. UPS entered into the Company Stock Option Agreement and the Stockholder Option Agreements in order to help ensure the closing of the Merger. UPS currently anticipates that it will acquire all of the outstanding common stock of the Issuer upon consummation of the Merger. UPS does not plan to exercise either the Company Option or the Stockholders Options.

         The Company Option becomes exercisable upon the occurrence of certain events set forth in Section 2 of the Company Stock Option Agreement, none of which have occurred at the time of this filing. UPS has the right to cause the Issuer to prepare and file one registration statement under the Securities Act of 1933, as amended, in order to permit the sale by UPS of any Company Option Shares purchased under the Company Option.

         The Stockholder Options become exercisable upon the occurrence of certain events set forth in Section 2 of the Stockholder Option Agreements, none of which have occurred at the time of this filing. The Stockholder Option Agreements also grant UPS the Proxies with respect to the Stockholder Option Shares, which entitle UPS to vote on all matters presented for a vote of stockholders during the term of the Stockholder Option Agreements.

         The descriptions herein of the Company Stock Option Agreement, the Stockholder Option Agreements and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 99(a), 99(b), 99(c), 99(d), 99(e) and 99(f)
         respectively, to this Schedule 13D, and which are specifically incorporated herein by reference in their entirety.

         UPS currently intends to acquire all of the common stock of the Issuer upon consummation of the Merger. Other than as described above, UPS has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although UPS reserves the right to develop such plans).


                               Page 5 of 11 Pages
                            Exhibit Index on Page 9

ITEM 5.    INTEREST OF SECURITIES OF THE ISSUER.

         As a result of the issuance of the Company Option, UPS may be deemed to be the beneficial owner of 3,707,609 Shares, which would represent approximately 10.1% of the Shares outstanding before exercise of the Company Option (based on the number of Shares outstanding on January 10, 2001, as set forth in the Merger Agreement) and approximately 9.2% of the Shares outstanding after exercise of the Company Option. The Company Option is exercisable only upon the happening of certain events, none of which has occurred as of the date hereof. The number of Shares purchasable by UPS under the Company Option will be adjusted if necessary so that the number of shares purchasable by UPS upon exercise of the Company Option is equal to 10.1% of the total Shares outstanding immediately prior to exercise. Upon any exercise, UPS will have sole voting power and sole dispositive power with respect to the Company Option Shares.

         As a result of the issuance of the Stockholder Options and the Proxies, UPS may be deemed to be the beneficial owner of an additional 12,935,170 Shares, which would represent approximately 35.2% of the Shares outstanding (based on the number of Shares outstanding on January 10, 2001, as set forth in the Merger Agreement). UPS has sole voting power and, if the Stockholder Options are exercised, will have sole dispositive power with respect to the Stockholder Option Shares.

         Nothing herein shall be deemed to be an admission by UPS as to the beneficial ownership of any Company Option Shares, and, prior to exercise of the Company Option, UPS expressly disclaims beneficial ownership of any Company Option Shares.

         Except as described herein, or in Schedule B hereto, neither UPS nor, to the best of UPS's knowledge, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any Shares of the Issuer during the past 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the Merger Agreement, the Company Stock Option Agreement and the Stockholder Option Agreements, and except as described in the preceding paragraph, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit Description


         99(a) Stock Option Agreement dated as of January 10, 2001 by and between Issuer and United Parcel Service, Inc.

         99(b) Stock Option Agreement dated as of January 10, 2001 by and between Lynn C. Fritz and United Parcel Service, Inc.

         99(c) Stock Option Agreement dated as of January 10, 2001 by and between the Lynn C. Fritz 1999 Grantor Retained Annuity Trust and United Parcel Service, Inc.

         99(d) Stock Option Agreement dated as of January 10, 2001 by and between Tamara Fritz and United Parcel Service, Inc.


                               Page 6 of 11 Pages
                            Exhibit Index on Page 9

         99(e) Stock Option Agreement dated as of January 10, 2001 by and between the Tamara Fritz 1999 Grantor Retained Annuity Trust and United Parcel Service, Inc.


         99(f) Agreement and Plan of Merger dated as of January 10, 2001 by and among Issuer, United Parcel Service, Inc. and Sub.


                               Page 7 of 11 Pages
                            Exhibit Index on Page 9

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2001

                                          United Parcel Service, Inc.

                                          By:   /s/ Joseph R. Moderow
                                              ----------------------------------
                                              Name: Joseph R. Moderow
                                              Title: Senior Vice President


                               Page 8 of 11 Pages
                            Exhibit Index on Page 9

                                  EXHIBIT INDEX


Exhibit                    Description
-------                    -----------

99(a)    Stock Option Agreement dated as of January 10, 2001 by and between
         Issuer and United Parcel Service, Inc.

99(b)    Stock Option Agreement dated as of January 10, 2001 by and between Lynn
         C. Fritz and United Parcel Service, Inc.

99(c) Stock Option Agreement dated as of January 10, 2001 by and between the Lynn C. Fritz 1999 Grantor Retained Annuity Trust and United Parcel
         Service, Inc.

99(d)    Stock Option Agreement dated as of January 10, 2001 by and between
         Tamara Fritz and United Parcel Service, Inc.

99(e) Stock Option Agreement dated as of January 10, 2001 by and between the Tamara Fritz 1999 Grantor Retained Annuity Trust and United Parcel
         Service, Inc.

99(f) Agreement and Plan of Merger dated as of January 10, 2001 by and among Issuer, United Parcel Service, Inc. and Sub.


                               Page 9 of 11 Pages
                            Exhibit Index on Page 9

                                   SCHEDULE A
         DIRECTORS AND EXECUTIVE OFFICERS OF UNITED PARCEL SERVICE, INC.

Set forth below is the name, business address and present occupation or employment of each director and executive officer of United Parcel Service, Inc. Each such person is a citizen of the United States. The business address of each person listed below is c/o United Parcel Service, Inc. is 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328.

An asterisk next to a name indicates that such person is a director.

DIRECTORS AND EXECUTIVE OFFICERS OF UNITED PARCEL SERVICE, INC.

                                                 PRINCIPAL OCCUPATION
                NAME                                 OR EMPLOYMENT
John J. Beystehner                    Senior Vice and President and Marketing
                                      Group Manager

William H. Brown, III*                Senior Counsel to the law firm of Schnader
                                      Harrison Segal & Lewis LLP in
                                      Philadelphia, Pennsylvania

Calvin Darden                         Senior Vice President and U.S. Operations
                                      Manager

D. Scott Davis                        UPS Senior Vice President, Treasurer and
                                      Chief Financial Officer

John A. Duffy                         Senior Vice President and Corporate
                                      Strategy Group Manager

Michael L. Eskew*                     UPS Vice Chairman and Executive Vice
                                      President

James P. Kelly*                       UPS Chairman of the Board and Chief
                                      Executive Officer

Kenneth W. Lacy                       Senior Vice President and Chief
                                      Information Officer

Ann M. Livermore*                     Vice President of Hewlett-Packard Company

Gary E. MacDougal*                    Former Chairman of the Board and Chief
                                      Executive Officer of Mark Controls
                                      Corporation

Christopher D. Mahoney                Senior Vice President, Transportation
                                      Group Manager and Labor Relations Manager

Joseph R. Moderow*                    UPS Senior Vice President, Secretary and
                                      Legal and Public Affairs Group Manager

Kent C. ("Oz") Nelson*                Former UPS Chairman of the Board and Chief
                                      Executive Officer

Victor A. Pelson*                     Senior Advisor, Warburg Dillon Read, LLC

Joseph M. Pyne                        Senior Vice President and
                                      Corporate Development Group Manager

Lea N. Soupata*                       UPS Senior Vice President and Human
                                      Resources Group Manager

Robert M. Teeter*                     President of Coldwater Corporation

Ronald G. Wallace                     Senior Vice President and President --
                                      International Operations
Thomas H. Weidemeyer*                 UPS Senior Vice President and Chief
                                      Operating Officer


                              Page 10 of 11 Pages
                            Exhibit Index on Page 9

                                   SCHEDULE B
                    BENEFICIAL OWNERSHIP OF SHARES OF ISSUER



NONE


                              Page 11 of 11 Pages
                            Exhibit Index on Page 9